FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended March 31, 2005

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals. The Company’s TobacAlert™ product is presently available in CVS / Pharmacy stores across the U.S.. Nymox has signed a distribution deal in Italy for AlzheimAlert™ with Alifax S.p.A.. The Company has also signed a distribution agreement for AlzheimAlert™ in the Czech Republic with KlinLab, Ltd..

Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. NX-1207 is currently in Phase 2 human testing in the US. Nymox also has several other drug candidates and diagnostic technologies in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease, including several programs targeted at spherons, at cell death, and also at neural thread protein.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended March 31, 2005.

On February 11, Nymox announced that there will be distribution agreements for the marketing and sale of its AlzheimAlert™ test kit with medical diagnostic companies in Europe. The AlzheimAlert™ device technology uses patient urine samples to measure levels of a biomarker for Alzheimer’s disease, providing physicians with a valuable tool for the diagnosis of Alzheimer’s disease. Nymox has announced the certification of its AlzheimAlert™ test kit with a CE Mark, making the device available for sale in the European Union. The certification of its AlzheimAlert™ test kit with a CE Mark indicates that the Company has fulfilled the required regulations which will allow European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe. The CE Marking indicates that a product complies with EU safety, environmental, and quality standards. Nymox has satisfactorily completed the testing and registration required to obtain CE Marking for the AlzheimAlert™ test kit device.

Nymox also announced that it had entered into a distribution agreement with Alifax S.p.A., a leading Italian medical diagnostic company, for the marketing and sales of its AlzheimAlert™ product in Italy.

On February 23, Nymox announced it was recently issued U.S. patents for a method of measuring cholesterol levels using saliva and for novel Alzheimer’s disease drug candidates targeting spherons and an Australian patent for the use of statin drugs to treat or prevent Alzheimer’s disease. As well, a US patent has issued for a new method of creating animal models for Alzheimer’s disease using the DNA sequence for neural thread protein (NTP) under license to the Company from Rhode Island Hospital affiliated with Brown University. NTP is the protein measured by the Company’s AlzheimAlert™ product and targeted in one of the Company’s AD drug development programs. Overall, Nymox and its subsidiaries have several hundred patents and patent applications in the U.S. and other countries around the world. In the past year alone, the Company has filed, licensed or had issued more than fifty patent applications and patents around the world. Nymox’s scientific research and product development and licensing programs have generated significant patents and patent applications in the areas of Alzheimer’s disease and neurodegenerative disease therapeutics and diagnostics, novel treatments for benign prostatic hyperplasia and other indications, treatments for bacterial infections and contamination of food and drink products, oncology, proprietary diagnostic technologies, diagnostic markers, and techniques, and many other medical applications. For example, the Company also recently announced the allowance of a U.S. patent for the use of statins drugs for treating, preventing, and reducing the risk of the onset of Alzheimer’s disease.

On February 24, Nymox announced that its proprietary NXC-4720 product for the treatment of potentially fatal E. coli O157:H7 contamination is capable of reducing the level of contamination on fresh beef by 99% according to laboratory studies. The studies used fresh beef samples inoculated with E. coli O157:H7 bacteria and then treated with the Company’s product. Nymox’s NXC-4720 product is designed for the treatment of meat at the processing stage. In 2004, the Company earlier announced an agreement with the Public Health Agency of Canada for the treatment of E. coli O157 infection in cattle. The agreement is part of a collaboration between the Company and Dr. Roger Johnson and the Laboratory for Foodborne Zoonoses. Reducing or eliminating E. coli O157:H7 in cattle has potential benefits not only for the safety of beef products but also for public water supplies that can become contaminated from run-off from cattle farming operations where there are cattle harboring the deadly bacteria.

On March 7, Nymox announced that a research team led by Dr Suzanne de la Monte and Dr. Jack Wands of the Brown University Medical School had found evidence that impaired insulin functioning may be behind the diverse constellation of abnormalities found in Alzheimer’s disease. The findings were published in the latest issue of Journal of Alzheimer’s Disease (2005; 7(1): 63-80). In an accompanying review article on the links between insulin and Alzheimer’s disease, the authors note that abnormalities in gene expression that result in impaired insulin function in the brain, including those reported with respect to neural thread protein (NTP), may play important roles in precipitating the cascade of neurodegeneration found in AD (Journal of Alzheimer’s Disease (2005; 7(1): 45-61)). The Brown research team has already linked neural thread protein (NTP), the brain protein measured by the company’s proprietary urine AlzheimAlert™ test, to impaired insulin functioning and accelerated death in brain cells (Journal of Alzheimer’s Disease 2004; 6(3): 231-42). Nymox is developing new generation drugs that target NTP and the harmful role it plays in the Alzheimer’s disease process. Previous published studies spanning over a decade of research found that NTP is elevated in the brain tissue, cerebrospinal fluid and urine of Alzheimer’s disease patients and demonstrated that increased NTP production is associated with many of the characteristic signs of cell death and changes found in Alzheimer’s disease.

On March 16, Nymox announced that NicAlert™ had been shown to increase the success of nicotine replacement therapy (NRT) according to a team of Swiss researchers led by Dr. Karl Klingler of the Hirslanden Lung Center, Zurich, Switzerland. The researchers had found that the success rate was significantly improved when NicAlert™ was used in conjunction with NRT to measure nicotine consumption. Dr. Klinger said, “The benefit of using NRT for smoking cessation is clearly affected by proper dosing. Using NicAlert™ to accurately measure nicotine consumption has been shown to increase the efficacy of NRT therapy by 26%.”

On March 22, Nymox reported that its lead drug candidate NX-1207 for the treatment of benign prostatic hyperplasia (BPH) shows good promise as a potential first-line treatment for BPH. In two completed trials in the U.S. to date, the drug has shown highly significant efficacy without significant side effects. The Company’s large Phase 2 trial is expected to be completed later this year. In the Phase 1-2 trials to date, after 30 days, the subjects treated with NX-1207 showed a statistically significant overall mean symptom improvement of 6.87 points (compared to 0.5 for controls) and a statistically significant shrinkage in prostate size. There were no significant adverse side effects from the drug in these trials. Subjects followed up after one year also showed a statistically significant symptom improvement of 8.8 points compared to controls. Symptom improvement was measured using a standard and widely accepted BPH symptom score rating scale (American Urological Association, AUA BPH Symptom Score). The AUA BPH symptom score measurement includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia).

On March 30, Nymox announced that its U.S. and global patent rights and prospects for the use of statin drugs for treating, preventing or reducing the risk of Alzheimer’s disease (AD) in patients at risk for the disease had been strongly bolstered by newly published study data showing growing acceptance of the drugs’ indications for patients at risk for dementia. According to a study published in the Journal of Neurological Sciences (March 2005; 229-230: 147-150), researchers at the University of Leister surveyed 177 practicing doctors in rural England about the role of statins in the management of patients at risk for developing cognitive impairment or with cognitive impairment related to vascular disease or factors and found that nearly half (47%) felt that statins have an important role in helping patients at risk of developing cognitive impairment.

We wish to thank our over 4,000 shareholders for their valued strong support. Nymox is confident that it will meet or surpass its significant milestones, and we welcome the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

May 13, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $11.1 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Three Months Ended March 31,	2005	2004	2003
Total Revenues	$101,931	$58,255	$34,027
Net Loss	$(957,677)	$(963,782)	$(928,490)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)
Total Assets	$3,676,118	$3,875,755	$4,310,604

Quarterly Results	Q1 - 2005	Q4 - 2004	Q3 - 2004	Q2 - 2004
Total Revenues	$101,931	$78,369	$102,326	$82,999
Net Loss	$(957,677)	$(944,272)	$(695,031)	$(1,142,540)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.03)	$(0.05)
	Q1 - 2004	Q4 - 2003	Q3 - 2003	Q2 - 2003
Total Revenues	$58,255	$31,991	$58,356	$75,326
Net Loss	$(963,782)	$(1,465,157)	$(847,163)	$(1,122,889)
Loss per share (basic & diluted)	$(0.04)	$(0.06)	$(0.04)	$(0.05)

Results of Operations – Q1 2005 compared to Q1 2004

Net losses were $957,677, or $0.04 per share, for the quarter ended March 31, 2005, compared to $963,782, or $0.04 per share, for the quarter ended March 31, 2004. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2005 were 25,630,586 compared to 24,923,234 for the same period in 2004.

Revenues

Revenues from sales amounted to $101,494 for the quarter ended March 31, 2005, compared with $58,255 for the quarter ended March 31, 2004. Higher sales of NicAlert and TobacAlert™ (increase 101%) accounted for the increase in the first quarter of 2005 compared to the same period in 2004. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures decreased to $499,410 for the quarter ended March 31, 2005, compared with $526,003 for the quarter ended March 31, 2004. Increased attention devoted to moving product candidates through to clinical trials explains the decrease, resulting in lower expenditures on laboratory supplies and services. In 2005, research tax credits amounted to $1,050 compared to $4,988 in 2004. The decrease is due to a reduction in the expenses admissible for government tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures remained relatively constant at $66,136 for the quarter ended March 31, 2005, in comparison to expenditures of $61,779 for the quarter ended March 31, 2004. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $335,083 for the quarter ended March 31, 2005, compared with $287,573 in the quarter ended March 31, 2004, due to higher shareholder relations costs. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2005 expenses (75% in 2004) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2005 or 2004.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $18,585 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$614,817	$110,923	$323,932	$179,962
Operating Leases	$47,216	$12,644	$31,487	$3,085
Other Long Term Obligations	$0	$0	$0	$0
Total Contractual Obligations	$662,033	$123,567	$355,419	$183,047

Results of Operations – Q1 2004 compared to Q1 2003

Net losses were $963,782, or $0.04 per share, for the quarter ended March 31, 2004, compared to $928,490, or $0.04 per share, for the quarter ended March 31, 2003. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2004 were 24,923,234 compared to 23,389,009 for the same period in 2003.

Revenues

Revenues from sales amounted to $58,255 for the quarter ended March 31, 2004, compared with $33,544 for the quarter ended March 31, 2003. Higher sales of NicAlert and TobacAlert™ (increase 84%) accounted for the increase in the first quarter of 2004 compared to the same period in 2003. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures remained constant at $526,003 for the quarter ended March 31, 2004, compared with $528,563 for the quarter ended March 31, 2003. In 2004, research tax credits amounted to $4,988 compared to $3,558 in 2003. The rise is due to an increase in the expenses admissible for government tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $61,779 for the quarter ended March 31, 2004, in comparison to expenditures of $47,757 for the quarter ended March 31, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $287,573 for the quarter ended March 31, 2004, compared with $263,253 in the quarter ended March 31, 2003, due to higher professional fees. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Financial Position

Liquidity and Capital Resources

As of March 31, 2005, cash totaled $163,568 and receivables including tax credits totaled $86,103. In October 2004, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 6, 2004. As at March 31, 2005, six drawings were made under this purchase agreement, for total proceeds of $1,375,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. On February 7, 2005, 82,474 common shares were issued at a price of $2.91 per share. On February 22, 2005, 50,676 common shares were issued at a price of $2.96 per share. On March 17, 2005, 51,136 common shares were issued at a price of $2.64 per share. The Company can draw down a further $11,625,000 over the remaining 18 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended March 31, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 2005, with comparative figures as at December 31, 2004
(in US dollars)

	March 31, 2005	December 31, 2004
		(Audited)
Assets
Current assets:
Cash	$163,568	$529,642
Accounts receivable	75,695	51,417
Research tax credits receivable	10,408	42,377
Inventories	23,081	31,499
Prepaid expenses and deposits	27,500	44,139

	300,252	699,074
Long-term receivables	70,000	70,000
Property and equipment	24,082	25,348
Patents and intellectual property	3,281,784	3,271,599

	$3,676,118	$4,066,021

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,475,245	$1,274,447
Accrued liabilities	115,841	150,652
Notes payable	500,000	600,000
Deferred revenue	28,535	28,535

	2,119,621	2,053,634
Non-controlling interest	800,000	800,000
Shareholders' equity:
Share capital (note 2)	37,078,350	36,553,350
Warrants and options	42,822	55,384
Additional paid-in capital	571,538	554,921
Deficit	(36,936,213)	(35,951,268)

	756,497	1,212,387
Subsequent event (note 6)

	$3,676,118	$4,066,021

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Revenue:
Sales	$101,494	$58,255	$33,544
Interest	437	--	483

	101,931	58,255	34,027
Expenses:
Research and development	499,410	526,003	528,563
Less investment tax credits	(1,050)	(4,988)	(3,558)

	498,360	521,015	525,005
General and administrative	335,083	287,573	263,253
Marketing	66,136	61,779	47,757
Cost of sales	45,899	39,138	23,074
Depreciation and amortization	102,471	102,587	97,686
Interest and bank charges	11,659	9,945	5,742

	1,059,608	1,022,037	962,517

Net loss	$(957,677)	$(963,782)	$(928,490)

Loss per share (basic and diluted) (note 3)	$(0.04)	$(0.04)	$(0.04)

Weighted average number of common
shares outstanding:
Basic	25,580,716	24,552,373	23,205,916
Plus impact of stock options and warrants	49,869	370,861	183,093

Diluted	25,630,585	24,923,234	23,389,009

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Deficit, beginning of period:
As previously reported	$(35,951,268)	$(31,326,826)	$(26,742,308)
Adjustment to reflect change in
accounting policy for employee stock
options (note 1 (b) (i))	--	(548,164)	--
Adjustment to reflect change in accounting
policy for amortization of patents
(note 1 (b) (ii))	--	(119,714)	(129,125)

Deficit, restated	(35,951,268)	(31,994,704)	(26,871,433)
Net loss	(957,677)	(963,782)	(928,490)
Share issue costs	(27,268)	(69,015)	(77,513)

Deficit, end of period	$(36,936,213)	$(33,027,501)	$(27,877,436)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Cash flows from operating activities:
Net loss	$(957,677)	$(963,782)	$(928,490)
Adjustments for:
Depreciation and amortization	102,471	102,587	97,686
Stock-based compensation	4,055	4,055	--
Net change in operating assets and liabilities	222,809	(282,951)	(316,968)

	(628,342)	(1,140,091)	(1,147,772)
Cash flows from financing activities:
Proceeds from issuance of share capital	525,000	1,204,033	1,606,000
Share issue costs	(27,268)	(69,015)	(77,513)
Repayment of notes payable	(100,000)	--	(322,437)

	397,732	1,135,018	1,206,050
Cash flows from investing activities:
Additions to property and equipment,
patents and intellectual property	(135,464)	(222,428)	(19,101)

Net (decrease) increase in cash	(366,074)	(227,501)	39,177
Cash, beginning of period	529,642	605,603	660,629

Cash, end of period	$163,568	$378,102	$699,806

Supplemental disclosure to statements of
cash flows:
Interest paid	$11,659	$9,945	$5,742
Acquisition of property and equipment,
patents and intellectual property included
in accounts payable and accrued liabilities	111,390	--	--

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2005 and the unaudited consolidated statements of operations, deficit and cash flows for the three-month periods ended March 31, 2005, 2004 and 2003 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2004	25,504,062	$36,553,350
Issued for cash pursuant to common
stock private purchase agreement (i)	184,286	525,000

Balance, March 31, 2005	25,688,348	$37,078,350

(i)	Common Stock Private Purchase Agreement:

In October 2004, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended March 31, 2005, the Corporation issued 184,286 common shares to the Purchaser for aggregate proceeds of $525,000 under the agreement. At March 31, 2005, the Corporation can require the Purchaser to purchase up to $11,625,000 of common shares over the remaining 18 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

2.	Share capital (continued):

(b)	Warrants and options:

Changes in outstanding warrants and options during the period were as follows:

	Warrants	Options
Outstanding warrants and options, December 31, 2004	25,496	1,811,500
Expired	(5,783)	--

Outstanding warrants and options, March 31, 2005	19,713	1,811,500

The carrying amount of 5,783 warrants that expired in the period in the amount of $12,562 was reclassified to additional paid-in capital.

3.	Stock-based compensation:

No options were granted by the Corporation in the periods ended March 31, 2005 and 2004. The Corporation recorded total stock-based compensation of $4,055 (2004 — $4,055) for options granted to employees in 2003, which is included in marketing expenses in the consolidated statement of operations. Stock-based compensation in fiscal 2005 and 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the period ended March 31, 2003, the net loss and related loss per share figures would be as follows:

2003
Reported net loss	$(928,490)
Pro forma adjustment to compensation expense	--

Pro forma net loss	$(928,490)

Pro forma loss per share (basic and diluted)	$(0.04)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

4.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	2005	2004	2003
Net loss, Canadian GAAP	$(957,677)	$(963,782)	$(928,490)
Adjustments:
Stock-based compensation - options
granted to non-employees (i)	(10,285)	(10,285)	(10,285)
Stock-based compensation - options
granted to employees (ii)	4,055	4,055	--

Net loss, U.S. GAAP	$(963,907)	$(970,012)	$(938,775)

Loss per share, U.S. GAAP	$(0.04)	$(0.04)	$(0.04)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	March 31, 2005	December 31, 2004
Shareholders' equity, Canadian GAAP	$756,497	$1,212,387
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,394,288)	(1,384,003)
Additional paid-in capital	1,446,851	1,436,566
Change in reporting currency (iii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$746,388	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(ii)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(iii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

5.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States
Revenues:
2005	$3,536	$98,395
2004	2,213	56,042
2003	2,636	31,391
Net loss:
2005	(841,838)	(115,839)
2004	(803,532)	(160,250)
2003	(663,034)	(265,456)
Property and equipment, patents and intellectual property:
March 31, 2005	3,075,393	230,473
December 31, 2004	3,066,234	230,713

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003 (in US dollars)

6.	Subsequent event:

On April 25, 2005, the Corporation issued 127,119 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $300,000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: May 13, 2005